UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1) *
VIRNETX HOLDING CORPORATION
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
693153108
(CUSIP Number)
Kendall Larsen
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066
(831) 438-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 10, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	693153108

1	NAMES OF REPORTING PERSONS Gregory H. Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION :

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,593,342 shares of common stock (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,593,342 shares of common stock (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,593,342 shares of common stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES :

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) :

4.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes 1,575,075 shares held directly by the Reporting Person who has voting and investment power with respect to 18,267 shares held by Palantir Group, Inc.

(2)	Based upon a total of 34,899,985 shares of Issuer’s common stock outstanding as reported on November 4, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

SCHEDULE 13D/A
          This Amendment No. 1 amends the statements on Schedule 13D filed on July 16, 2007 (the “Original Schedule 13D”), by and on behalf of Gregory H. Bailey (the “Reporting Person”).
          Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.
Item 1. Security and Issuer
          This Schedule 13D/A relates to the common stock, par value $0.0001 per share (the “Common Stock”), of VirnetX Holding Corp. (fka PASW, Inc.) (the “Issuer”). The address of the principal executive offices of the Issuer is 5615 Scotts Valley Drive, Suite 110, Scotts Valley, CA 95066.
Item 4. Purpose of Transaction
          Item 4 of the Original Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:
          On October 29, 2007, pursuant to an action by written consent of the Issuer’s stockholders effective as of October 18, 2007, the Issuer filed an Amended and Restated Certificate of Incorporation in Delaware and amended the Issuer’s By-laws to, among other things, effectuate a 1-for-3 reverse stock split of our stock and change the name of Issuer from PASW, Inc. to VirnetX Holding Corporation.
Item 5. Interest in Securities of the Issuer
          Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:
(a)	The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 1,593,342, which represents beneficial ownership of the Reporting Person of approximately 4.57% of the Issuer’s Common Stock.

(b)	The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of, all such 1,593,342 shares of Common Stock beneficially owned by the Reporting Person.

(c)	On February 10, 2009, an aggregate of 750,000 shares of Issuer’s Common Stock for which the Reporting Person held sole voting and investment power, was gifted (for no consideration) to Reporting Person’s family member who does not reside with him (the “Gift Transaction”). The Gift Transaction decreased the percentage of the class of stock beneficially owned by the Reporting Person by more than 1%, reducing his beneficial ownership of the Issuer to less than 5% of the Issuer’s Common Stock.

(d)	Not applicable.

(e)	Effective February 10, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Issuer’s Common Stock based upon a total of 34,899,985 shares of Issuer’s common stock outstanding as reported on November 4, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2009

/s/ Gregory H. Bailey
Gregory H. Bailey